FEBRUARY  3,  2000


Board  of  Directors
Pizza  Inn,  Inc.
5050  Quorum  Drive,  Suite  500
Dallas,  Texas  75240

Dear  Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended December 26, 1999. Note 4 therein describes a change in accounting principle from the par value method of accounting for treasury share purchases to the cost method of accounting for treasury share purchases. It should be understood that the preferability of one acceptable method of accounting over another for treasury stock purchases has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to June 27, 1999. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very  truly  yours,



PricewaterhouseCoopers  LLP